Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2021

TPG PACE SOLUTIONS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40319	98-1574632
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, TX		76102
(Address of principal executive offices)		(Zip Code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	TPGS	The New York Stock Exchange

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01	Other Items

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is a press release issued by TPG Pace Solutions Corp. (“TPG Pace Solutions”) announcing that the Securities and Exchange Commission (the “SEC”) has declared effective Vacasa, Inc.’s registration statement on Form S-4 (File No. 333-258739) (as amended, the “Registration Statement”) relating to the business combination involving Vacasa Holdings LLC and TPG Pace Solutions. Additionally, the press release announces a record date of November 1, 2021 and a meeting date of November 30, 2021 for its extraordinary general meeting to approve the business combination.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description of Exhibits
99.1	Press Release, dated November 10, 2021.
104	Cover page Interactive Data File (embedded within Inline XBRL document)

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders, and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo, and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors, and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward- looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus filed with the SEC by NewCo. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE SOLUTIONS CORP.

Date: November 10, 2021	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	President

Exhibit 99.1

TPG Pace Solutions Announces Effectiveness of Registration Statement and a Special Meeting Date of November 30, 2021 in Connection with its Proposed Business Combination with Vacasa

SAN FRANCISCO, Calif. (November 10, 2021) — TPG Pace Solutions Corp. (NYSE: TPGS), today announced that the registration statement on Form S-4 (the “Registration Statement”) filed by Vacasa, Inc. in connection with the previously announced proposed business combination (the “Business Combination”) of TPG Pace Solutions with Vacasa (“the Company” or “Vacasa”), a leading vacation rental management platform in North America, has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement provides important information about TPG Pace Solutions, Vacasa, and the Business Combination.

TPG Pace Solutions also announced a record date of November 1, 2021 (the “Record Date”) and a meeting date of November 30, 2021 for its extraordinary general meeting (the “Special Meeting”) to approve the Business Combination. The closing of the Business Combination is subject to approval by TPG Pace Solutions’ shareholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting.

Upon closing, the combined company is expected to be listed on Nasdaq with its common stock trading under the new ticker symbol “VCSA”.

The meeting will be held at 4:30 pm Eastern Time, on November 30, 2021 at https://www.cstproxy.com/tpgpacesolutions/2021 and at the offices of Weil, Gotshal & Manges LLP, located at 767 5th Avenue, New York, NY 10153. TPG Pace Solutions has determined that the meeting will be a hybrid virtual meeting conducted via live webcast in order to facilitate stockholder attendance and participation. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement. TPG Pace Solutions recommends all stockholders vote in advance of the Special Meeting by telephone, via the Internet or by signing, dating, and returning the proxy card upon receipt.

Your vote FOR ALL proposals is important, no matter how many or how few shares you own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing TPGS.info@investor.morrowsodali.com.

Important Information

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the Registration Statement is accurate or adequate.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience from inefficient and inconsistent, to reliable and technology-forward. Vacasa’s integrated technology and operations helps optimize vacation home care and income for homeowners, offers guests a seamless and consistent stay, and provides distribution partners with highly valuable vacation rental supply. The Company’s marketplace enables guests to search, discover and book properties on Vacasa.com and the Vacasa Guest App, as well as 100+ channel partners, including Airbnb, Booking.com and Vrbo.

Vacasa helps homeowners drive significant incremental income on one of their most valuable assets and turn their vacation homes into high-performing vacation rentals. Guests staying in Vacasa-listed properties in over 400 destinations across North America, Belize and Costa Rica, benefit from the peace of mind that their experience will meet high standards of safety, cleanliness, comfort and support.

For more information, visit https://www.vacasa.com/press.

About TPG

TPG is a leading global alternative asset firm founded in San Francisco in 1992 with $108 billion of assets under management and investment and operational teams in 12 offices globally. TPG invests across five multi-product platforms: Capital, Growth, Impact, Real Estate, and Market Solutions. TPG aims to build dynamic products and options for its clients while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com or @TPG on Twitter.

About TPG Pace Group and TPG Pace Solutions

TPG Pace Group is TPG’s dedicated permanent capital platform. TPG Pace Group has a long-term, patient and highly flexible investor base, allowing it to seek compelling opportunities that will thrive in the public markets. TPG Pace Group has sponsored seven SPACs and raised more than $4.4 billion since 2015.

TPG Pace Solutions is a publicly listed (NYSE: TPGS) special purpose acquisition company, which raised approximately $285 million in order to seek an acquisition with a company in an industry that complements the experience and expertise of the TPG management team and TPG. For more information, visit https://www.tpg.com/pace-solutions.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders, and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo, and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors, and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward- looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus filed with the SEC by NewCo. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.

Contacts

For Vacasa:

Sarah Tatone

(971) 409-2061

pr@vacasa.com

For TPG / TPG Pace Solutions:

Luke Barrett and Julia Sottosanti

(415) 743-1550

media@tpg.com